Ab
12/4

Public



12062022

SEC
Mail Processing
Section
NOV 28 2012
Washington DC
400

SECU[illegible] [illegible]N



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49696

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haywood Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 - 200 Burrard Street
(No. and Street)

Vancouver	BC	V6C 3L6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Dunlap, Chief Financial Officer 604-697-7108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street	Vancouver	BC	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Cap 12/4

OATH OR AFFIRMATION

I, Charles Dunlap, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haywood Securities (USA) Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTI McAULEY
SUITE 1810
1111 WEST GEORGIA STREET
VANCOUVER, B.C. V6E 4M3
Barrister & Solicitor

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CAPITAL
MARKETS

HAYWOOD

SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

(IN U.S. DOLLARS)

September 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Haywood Securities (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of **Haywood Securities (U.S.A.) Inc.** as at September 30, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Haywood Securities (U.S.A.) Inc.** at September 30, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Vancouver, Canada,
November 27, 2012.

STATEMENT OF FINANCIAL CONDITION

As of September 30
(expressed in U.S. dollars)

	2012
	$
ASSETS	
Cash	2,407,606
Restricted cash *[note 5]*	1,412,284
Accounts receivable	58,541
Prepaid expenses	19,309
Income taxes recoverable	501,145
Deposits and amounts receivable from brokers/dealers *[note 6]*	75,741
Due from Haywood Securities Inc., without interest or stated terms of repayment *[note 8]*	222,879
Total assets	4,697,505
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued liabilities	78,714
Due to customers	38,594
Total liabilities	117,308
Contingencies and commitments *[note 9]*	
Stockholder's equity	
Common stock *[note 7]*	100
Retained earnings	4,580,097
Total stockholder's equity	4,580,197
Total liabilities and stockholder's equity	4,697,505

See accompanying notes

On behalf of the Executive Committee:



Director



NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2012
[Expressed in U.S. dollars]

1. NATURE OF OPERATIONS

Haywood Securities (U.S.A.) Inc. [the "Company"] is a broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority. The Company was incorporated under the laws of British Columbia, Canada on September 9, 1996.

The Company is a wholly owned subsidiary of Haywood Securities Inc., a Canadian company regulated by the Investment Industry Regulatory Organization of Canada.

The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for retail clients through Southwest Securities, Inc. and self clears all institutional business directly. The Company generally does not handle nor hold any client monies and securities relating to client accounts in the normal course of business, although the Company is authorized to do so.

2. SIGNIFICANT ACCOUNTING POLICIES

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Customers' securities transactions are recorded on a settlement-date basis.

Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Foreign currency translation

The functional currency of the Company is the U.S. dollar. Monetary asset and liability accounts denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the financial statement date.



[Expressed in U.S. dollars]

Income taxes

The amount of current and deferred income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company has adopted Statement of Financial Accounting Standards Codification CASCI 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

As a result of the implementation of Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company did not recognize a liability for unrecognized tax benefits.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.



[Expressed in U.S. dollars]

As at September 30, 2012, the valuation of the Company's financial assets and liabilities meet the definition of Level 1 inputs.

3. STANDARDS ISSUED BUT NOT YET EFFECTIVE

ASU No. 2011-04, Fair Value Measurement

In May 2011, the Financial Accounting Standards Board ["FASB"] issued Accounting Standards Update ["ASU"] No. 2011-04, *Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ["ASU No. 2011-04"]. ASU No. 2011-04 generally represents clarifications to the current fair value measurement standard under U.S. GAAP and hence many of its amendments are not intended to result in a change in the application of the requirements of the current standard. However, ASU No. 2011-04 does include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. ASU No. 2011-04 is effective for annual periods beginning after December 15, 2011. The Company will adopt ASU No. 2011-04 in fiscal 2013. The Company is currently assessing the impact it will have on its financial statements.

ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*, which requires entities to disclose information about offsetting related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial condition. The guidance is effective for fiscal years beginning on or after January 1, 2013 with retrospective application for all comparative periods presented. The adoption of this guidance, which is related to disclosure only, is not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

4. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, restricted cash, accounts receivable, amounts due to/from customers, amounts due to/from brokers/dealers, deposits and amounts receivable from brokers/dealers, amounts due from Haywood Securities Inc., and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.



[Expressed in U.S. dollars]

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is managed by the Company's overall credit risk management framework, including monitoring credit exposures, obtaining collateral, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

5. RESTRICTED CASH

Cash on deposit of $1,412,284 is segregated in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the SEC.

6. DEPOSITS AND AMOUNTS RECEIVABLE FROM BROKERS/DEALERS

Under the terms of the fully disclosed clearing agreement with Southwest Securities, Inc., the Company is required to maintain a clearing deposit. The clearing deposit was $51,102 as at September 30, 2012 and is recorded in deposits and amounts due from brokers/dealers on the statement of financial condition.

7. COMMON STOCK

	2012 $
Authorized	
10,000 common shares without par value	
Issued and outstanding	
10 common shares	100

8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are as follows:

Included in due from Haywood Securities Inc. are non-interest bearing amounts due on demand owed to the Company relating to commissions due for trades cleared by Haywood Securities Inc. on behalf of the Company.



[Expressed in U.S. dollars]

9. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, including Indirect Guarantees of Indebtedness of Others, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Southwest Securities, Inc., the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At September 30, 2012, the total amount of customer balances maintained by its clearing broker subject to such indemnification was $742. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

10. REGULATORY NET CAPITAL REQUIREMENTS

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. At September 30, 2012, the Company had net capital of $3,689,439, an excess of $3,439,439 over the minimum requirements.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and the rules and requirements of other regulatory bodies.

